Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167807
November 26, 2010

Golden Banks – Part 2

Author: Kevin Feldman

Many non-professional investors know that the price of gold has been climbing in recent years due to demand from hedge funds, institutional investors and individual investors looking for a hedge against inflation and seeking to diversify their portfolios. Probably fewer people know of another reason why gold has risen from about $600 an ounce to over $1300 in the last decade: For reasons not unlike those of other investors, central banks around the world have also been buying gold. If you want to understand the market for gold and the reasons underlying its value, you have to understand their role.

Central banks stockpile gold to help stabilize their currency; the value of gold isn’t affected by inflation, as paper money is, so gold reserves promote confidence in a country’s economic foundation. Its price unaffected by any domestic crises, gold is there if you need it. Gold also inspires confidence in a country’s credit-worthiness: Lenders feel better knowing that the money owed them is backed by gold. Finally, gold is one element in a portfolio of a country’s financial reserves, along with, usually, the dollar and the euro. That’s why central banks [http://www.marketwatch.com/story/central-banks-sell-less-gold-providing] are estimated to possess about 15% of the world’s “above-ground” (mined) gold. “National gold reserves,” explained Germany’s Bundesbank in a 2008 statement, “have a confidence and stability-building function.”

Sources: Bloomberg, IMF.

Which doesn’t mean that countries’ central banks simply stash tons of gold bars in the basement because it helps government officials rest easy. Depending on whether they’re feeling conservative or feeling confident, central banks buy and sell gold all the time. If, say, the board of a central bank is concerned about domestic inflation or volatility in the world economy, it might purchase gold from other central banks or financial institutions such as the International Monetary Fund, which has gold reserves of its own [http://www.ft.com/cms/s/0/92bc13ae-e5e1-11df-af15-00144feabdc0.html?ftcamp=rss]. If a central bank feels comfortable with the health of its currency and economy, it might sell gold to generate revenue and liquid assets. After all, it’s not easy to invest in something by handing someone a bar of gold.

For most of the past two decades, central banks sold more gold than they bought, a sign of confidence in the growth of their national economies and the international economy generally. But since the financial crisis of 2008, that trend has reversed itself, and in 2009—for the first time since 1988—central banks bought more gold (425.4 metric tons) than they sold (246 tons). Among the largest buyers: Russia, China, Saudi Arabia, India and, apparently imminently, South Korea. “There’s clearly been a renaissance of gold in central bankers’ minds,” Nick Moore, an analyst at Royal Bank of Scotland Group in London, recently told Bloomberg News.

What’s behind this shift? Well, pretty much the same things that have fostered such interest in gold among individual investors: worry about potential declines in the value of the dollar and the euro due to inflation; a hedge against downturns in domestic and international economies; and a means of stabilizing internal financial affairs. The scale is vastly larger, of course, but the intention is much the same.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are created to reflect the price of the gold held by the Trust, less the Trust’s expenses and liabilities, the market price of the shares will be as unpredictable as the price of gold has historically been. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Sources: Bloomberg, IMF, South Korea “apparently imminently”, Bloomberg.com, FT.com, Central Banks Buying More Gold than Selling: World Gold Council Q2 Demands Trends Newsletter and Business Week.com